UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2008

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1712-13, Tower 1, Admiralty Centre No.18 Harcourt Road, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Entry into a Material Definitive Agreement

On September 23, 2008, China Technology Development Group Corporation (the
“Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Buyers”) for a private placement transaction. Pursuant to the Agreement, the Company agreed to sell to the Buyers
(i) 498,338 shares of common stock of the Company, par value $0.01 per share, for an aggregate purchase price of $3.01; (ii) Series A Warrants to purchase an aggregate amount of 249,170 shares of common stock of the Company at an exercise price of $6.00 per share exercisable within five years after the Initial
Closing; and (iii) Series B Warrants to purchase an aggregate amount of
1,277,136 shares of common stock of the Company issuable upon incurrence of price reset protection and dilutive subsequent issuance. Pursuant to the
Agreement, the Buyers also have option to acquire up to additional 498,338 shares of common stock, additional Series A Warrants to purchase an aggregate amount of up to 249,170 and Series B Warrants to purchase an aggregate amount of up to 1,277,136 within the three months after the Initial Closing.

The shares sold in the private placement and the shares issuable upon the exercise of the related warrants have not been and will not be registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the
Securities and Exchange Commission ("SEC") or through an applicable exemption from SEC registration requirements.

In connection with the transaction described herein, FT Global Capital Inc.
served as lead placement agent and Argosy Capital Securities, Inc served as co-placement agent for this offering. As consideration for its participation in the offering, the agents received a total cash commission equal to 6% of the total proceeds raised and warrants to purchase 50,000 shares of the Company’s common stock at $6.00 per share with a five-year term.

The foregoing descriptions do not purport to be a complete description of the terms of the documents, and this description of the Securities Purchase
Agreement, Series A Warrants and Series B Warrants is qualified in its entirety by reference to the definitive documents or forms which are attached as exhibits to this current report on Form 6-K, and which are incorporated by reference.

On September 24th, 2008, the Company issued a press release announcing the execution of the Securities Purchase Agreement. The press release is attached as
Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1  Press Release of CTDC dated September 24, 2008
99.2  Securities Purchase Agreement dated September 23, 2008
99.3  Form of Series A Warrants
99.4  Form of Series B Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: September 24, 2008	By:	Charlene Hua
	Name:	Charlene Hua
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of CTDC dated September 24, 2008
99.2	Securities Purchase Agreement dated September 23, 2008
99.3	Form of Series A Warrants
99.4	Form of Series B Warrants